FILED BY MARTIN MARIETTA MATERIALS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

On December 22, 2011, Martin Marietta Materials, Inc. issued the following press release:

MARTIN MARIETTA MATERIALS, INC. RESPONDS TO VULCAN

MATERIALS COMPANY ANNOUNCEMENT

RALEIGH, NORTH CAROLINA, December 22, 2011 – Martin Marietta Materials, Inc. (NYSE: MLM) issued the following statement in response to today’s announcement by Vulcan Materials Company (NYSE: VMC):

Ward Nye, Martin Marietta President and Chief Executive Officer, said, “The announcement made by Vulcan today in response to our business combination proposal does not change our view – and we believe, the view of many Vulcan shareholders – that our offer represents a compelling opportunity for Vulcan’s shareholders and all of its other constituencies. Vulcan misses the point by ignoring the significant incremental value creation inherent in this combination. We are proposing a stock-for-stock merger combination in which Vulcan shareholders would own over 58% of the combined company and receive an upfront premium based on pre-announcement stock prices. The transaction would create a U.S.-based company that is the global leader in construction aggregates with a footprint reaching across North America. The combined company would be well-positioned for growth and success with one of the strongest balance sheets in the industry and a dividend that is 20 times Vulcan’s current level.”

“Despite the rhetoric by Vulcan, the only real obstacle to delivering to Vulcan’s shareholders the substantial benefits of the proposed combination is the opposition of Vulcan’s Board of Directors. With the support of the Vulcan Board, our offer would be subject only to ordinary course conditions, and we have no reason to believe such conditions would not be satisfied on a prompt basis. In particular, as we have previously stated, we do not believe there are any significant regulatory or legal hurdles to completion of the proposed business combination. In addition, while we believe the proposed exchange ratio and equity split between Vulcan and Martin Marietta is appropriate and compelling, we would consider in good faith demonstrable evidence of additional value.”

“It remains Martin Marietta’s strong preference to meet with Vulcan to engage in discussions in order to reach a definitive agreement to combine our two companies. Since announcing our proposal on December 12, 2011, we have spoken with a number of Vulcan shareholders, many of whom are also Martin Marietta shareholders, and we are pleased with the support we have received regarding the combination and the powerful financial and operational benefits it is expected to deliver. We are committed to completing this combination and are moving forward on a number of fronts to make it a reality. We encourage Vulcan shareholders to send a strong message to their Board that the proposed combination is a compelling opportunity for Vulcan’s shareholders, customers, employees and communities,” Mr. Nye concluded.

As previously announced, on December 12, 2011, Martin Marietta commenced an exchange offer in which each outstanding share of Vulcan will be exchanged for 0.50 Martin Marietta shares. The offer represents a premium for Vulcan shareholders of 15% to the average exchange ratio based on the closing share prices for Vulcan and Martin Marietta during the 10-day period ended December 9, 2011 and 18% to the average exchange ratio based on the closing share prices for Vulcan and Martin Marietta during the 30-day period ended December 9, 2011. Martin Marietta also intends to maintain the dividend for the combined company at Martin Marietta’s current rate of $1.60 per Martin Marietta share annually, or the equivalent of $0.80 per Vulcan share annually, based on the proposed exchange ratio. This dividend rate is 20 times Vulcan’s current level.

Martin Marietta’s financial advisors in connection with the proposed transaction are Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, and its legal counsel is Skadden, Arps, Slate, Meagher & Flom LLP.

Cautionary Note Regarding Forward-Looking Statements

This press release may include “forward-looking statements.” Statements that include words such as “anticipate,” “expect,” “should be,” “believe,” “will,” and other words of similar meaning in connection with future events or future operating or financial performance are often used to identify forward-looking statements. All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Martin Marietta’s control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Vulcan include, but are not limited to: Vulcan’s willingness to accept Martin Marietta’s proposal and enter into a definitive transaction agreement reasonably satisfactory to the parties; Martin Marietta’s ability to obtain shareholder, antitrust and other approvals on the proposed terms and schedule; uncertainty as to the actual premium that will be realized by Vulcan shareholders in connection with the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; Martin Marietta’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; Martin Marietta’s ability to promptly and effectively integrate the businesses of Vulcan and Martin Marietta; a downgrade of the credit rating of Vulcan’s indebtedness, which could give rise to an obligation to redeem Vulcan’s existing indebtedness; the potential implications of alternative transaction structures with respect to Vulcan, Martin Marietta and/or the combined company, including potentially requiring an offer to repurchase certain of Martin Marietta’s existing debt; the implications of the proposed transaction on certain of Martin Marietta’s and Vulcan’s employee benefit plans; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.

Additional risks and uncertainties include, but are not limited to: the performance of the United States economy; decline in aggregates pricing; the inability of the U.S. Congress to pass a successor federal highway bill; the discontinuance of the federal gasoline tax or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, including federal stimulus projects; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets that Martin Marietta and Vulcan serve; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a slowdown in residential construction recovery; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by Martin Marietta and Vulcan; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts; continued increases in the cost of other repair and supply parts; transportation availability, notably barge availability on the Mississippi River system and the availability of railcars and locomotive power to move trains to supply Martin Marietta’s and Vulcan’s long haul distribution markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by Martin Marietta’s dolomitic lime products; inflation and its effect on both production and interest costs; Martin Marietta’s ability to successfully integrate acquisitions and business combinations quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with Martin Marietta’s leverage ratio debt covenants; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase Martin Marietta’s and/or Vulcan’s tax rate; violation of Martin Marietta’s debt covenant if price and/or volumes return to previous levels of instability; a potential downgrade in the rating of Martin Marietta’s or Vulcan’s indebtedness; downward pressure on Martin Marietta’s or Vulcan’s common stock price and its impact on goodwill impairment evaluations; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; healthcare costs; the amount of long-term debt and interest expense incurred; changes in interest rates; volatility in pension plan asset values which may require cash contributions to pension plans; the impact of environmental clean-up costs and liabilities relating to previously divested businesses; the ability to secure and permit aggregates reserves in strategically located areas; exposure to residential construction markets; and the impact on the combined company (after giving effect to the proposed transaction with Vulcan) of any of the foregoing risks, as well as other risk factors listed from time to time in Martin Marietta’s and Vulcan’s filings with the SEC.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement and our most recent reports on Form 10-K and Form 10-Q, and any other documents of Martin Marietta and Vulcan filed with the SEC. Any forward-looking statements made in this press release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Additional Information

This press release relates to the Exchange Offer by Martin Marietta to exchange each issued and outstanding share of common stock of Vulcan for 0.50 shares of Martin Marietta common stock. This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Vulcan common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (the “Registration Statement”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) filed by Martin Marietta on December 12, 2011 with the SEC. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT MARTIN MARIETTA HAS FILED OR MAY FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Martin Marietta may file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with the solicitation of proxies (the “Vulcan Meeting Proxy Statement”) for the 2012 annual meeting of Vulcan shareholders (the “Vulcan Meeting”). Martin Marietta may also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Martin Marietta shareholders (the “Martin Marietta Meeting”) to approve, among other things, the issuance of shares of Martin Marietta common stock pursuant to the Exchange Offer (the “Martin Marietta Meeting Proxy Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE VULCAN MEETING PROXY STATEMENT AND THE MARTIN MARIETTA MEETING PROXY STATEMENT AND OTHER RELEVANT MATERIALS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Morrow & Co., LLC at (877) 757-5404 (banks and brokers may call (800) 662-5200).

Martin Marietta, certain of its directors and officers and the individuals expected to be nominated by Martin Marietta for election to Vulcan’s Board of Directors may be deemed participants in any solicitation of proxies from Vulcan shareholders for the Vulcan Meeting or any adjournment or postponement thereof. Martin Marietta and certain of its directors and officers may be deemed participants in any solicitation of proxies from Martin Marietta shareholders for the Martin Marietta Meeting or any adjournment or postponement thereof. Information about Martin Marietta and Martin Marietta’s directors and officers, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the proxy statement for Martin Marietta’s 2011 annual meeting of shareholders, filed with the SEC on April 8, 2011, and the Registration Statement. Information about any other participants, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Vulcan Meeting Proxy Statement, the Martin Marietta Meeting Proxy Statement or other relevant solicitation materials that Martin Marietta may file with the SEC in connection with the foregoing matters, as applicable.

About Martin Marietta

Martin Marietta Materials, Inc. is the nation’s second largest producer of construction aggregates and a producer of magnesia-based chemicals and dolomitic lime. For more information about Martin Marietta Materials, Inc., refer to the Corporation’s website at www.martinmarietta.com.

Contacts

Anne Lloyd

Executive Vice President, Chief Financial Officer and Treasurer

Martin Marietta Materials, Inc.

(919) 788-4367

Investor.relations@martinmarietta.com

Media:

Mark Semer / Andrea Calise	Andrew Siegel / Jamie Moser
Kekst and Company	Joele Frank, Wilkinson Brimmer Katcher
(212) 521-4800	(212) 355-4449

mark-semer@kekst.com

andrea-calise@kekst.com

Investors:

Tom Ball / Joe Mills

Morrow & Co. LLC

(203) 658-9400

exchangeofferinfo@morrowco.com

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